November 4, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (949) 361-4366

Mr. Michael S. Hahn
Pacific Coast National Bancorp
1291 Puerta del Sol, Suite 200
San Clemente, CA 92673-6310

Re:	Pacific Coast National Bancorp
	Amendment Number One to Form SB-2 filed October 20, 2004
	File No. 333-118859

Dear Mr. Hahn:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Why we are organizing a new bank - page 2

1. With regard to your response to comment 3, please disclose in the fourth whole paragraph on page 3 that the ESRI forecast was prepared in connection with consulting services paid for by the registrant.

Risk Factors - general

2. We note your response to comment 7. Please consider highlighting the increased risks associated with some loans (construction and development, commercial real estate, etc) in contrast to loans with less economic risk.

3. With regard to your response to comment 8, please include in your disclosure, details regarding executive compensation triggered by a change in control. In addition, please consider revising the objective of the anti-takeover provisions (currently "to provide our board of directors with time") in order to emphasize the intentional effect these measures could have on a takeover bid and the disadvantage it may cause shareholders.

Related Party Transactions - page 43.

4. We note your response to comment 19, however, please include disclosure pertaining to deferred compensation in the "Related Party Transactions" section.

Financial Statements
Footnotes - General  - page F-7

5. We note your response to our prior comment 22. It appears you have revised page 47 instead of your financial statements to disclose your material related party transactions. Please revise the notes to your financial statements to include the disclosures required by paragraph 2 of FASB No. 57.

Note A - Summary of Significant Accounting Policies - page F-7

6. We note your response to comment 24 that you have revised the financial statements to clarify the company`s intention to sell a minimum of 1,700,000 shares of company stock, however, the financial statements still reflect a minimum of 1,600,000 shares.

General

7. Please confirm by representation that there have been no material changes that would warrant a recent developments section or other useful disclosure.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Schimkaitis at (202) 824-5342 or John Nolan at
(202) 942-1783 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn
McHale at (202) 824-5538 or me at (202) 942-1760 with any other questions.


						Sincerely,


						Todd K. Schiffman
						Assistant Director




cc:	Peter G. Weinstock
	Geoffrey S. Kay
	Jenkins & Gilchrist, a Professional Corporation
	1445 Ross Avenue, Suite 2900
	Dallas, TX 75202-2799
Pacific Coast National Bancorp
Mr. Michael S. Hahn
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